Kings Road
                                 Entertainment
                447 B North Doheny Drive Beverly Hills CA 90210
              T 310 278 9975 F 310 278 9974 kingsroadscreen@aol.com


December 9, 2005


United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Joe Claire Erlanger
Washington, D.C. 20549


RE:      Kings Road Entertainment, Inc.
         Form 10-KSB for the Fiscal Year Ended April 30, 2004
         File No. 000-14234


Dear Ms. Erlanger:

We have reviewed your comment letter dated November 18, 2005 and ask that you see our response included herewith.

Form 10-KSB for the Fiscal Year Ended April 30, 2004

Quarterly Report on Form 10-QSB for the Quarter Ended October 31, 2004

Note 2.  Litigation

     1. Please explain why you feel it is appropriate to record a receivable for $48,894 for the amounts claimed from Messrs. Berresheim, Ottens, the Florida entities, et al., in your financial statements given the uncertainty that exists regarding the collection of this receivable based on your pending litigation with these parties. Your response should indicate whether any allowance for this receivable has been established. If not, please explain why. We may have further comment upon review of your response.

     Response - As discussed in Note 2 to the financial statements, the Company has brought legal action against Messrs. Berresheim, Ottens, et. al., ("the parties") claiming that parties wrongfully deposited funds amounting to $103,517 into a bank account controlled by the parties. This $103,517 was in the form of several checks written by Paramount Pictures Group, payable to both the Company and Regal Productions, Inc "Regal." Upon receipt of these funds, the Company has the obligation to forward a certain pre-determined percentage to Regal. Of the $103,517, the amount the Company is entitled to, after fulfilling its obligations to pay Regal, is $48,894 ("the receivable").

          The Company's legal counsel has advised management on several occasions that the likelihood of a positive outcome of this legal proceeding is extremely high, and that all counterclaims are frivolous and immaterial. Therefore, management has deemed it reasonable and appropriate to record the receivable at its full value of $48,894. Management reviews all of its receivables on a quarterly basis and evaluates each for potential impairment, or uncertainty of collection. As of October 31, 2004, management has not established an allowance for the receivable, and continues to anticipate collection in full on this amount, based on repeated assurances from its legal counsel.

Please feel free to contact us at your convenience to discuss the responses contained herein in greater detail. You may contact H. Martin DeFrank, President and Chief Operations Officer, at 310 278 9975 or Geraldine Blecker, Vice President and Chief Executive Offer, at 310 985 2450.


Sincerely,


H. Martin DeFrank
President and Chief Operations Officer
Kings Road Entertainment, Inc.